Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statements Nos. 333-215218, 333-168419, 333-133927, 333-126734, 333-66000, 333-41458, 333-78417, 333-30375, 333-29899 and 333-4808 of ADTRAN, Inc. on Form S-8 of our report dated June 29, 2020, with respect to the statement of net assets available for benefits of ADTRAN, Inc. 401(k) Retirement Plan as of December 31, 2019 and 2018 and the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2019 and 2018, appearing in this Annual Report on Form 11-K of ADTRAN, Inc. 401(k) Retirement Plan for year ended December 31, 2019.

/s/ Warren Averett, LLC

Atlanta, Georgia

June 29, 2020